Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

Delivering Sustainable Long-term Growth in Agriculture Jim Collins, Executive Vice President Bank of America Merrill Lynch – Global Agriculture and Chemicals Conference March 3, 2016

Forward-Looking Statements This document contains forward-looking statements which may be identified by their use of words like “plans,” “expects,” “will,” “believes,” “intends,” “estimates,” “anticipates” or other words of similar meaning. All statements that address expectations or projections about the future, including statements about the company’s strategy for growth, product development, regulatory approval, market position, anticipated benefits of recent acquisitions, timing of anticipated benefits from restructuring actions, outcome of contingencies, such as litigation and environmental matters, expenditures and financial results, and timing of, as well as expected benefits, including synergies, from proposed merger with The Dow Chemical Company and intended post-merger separations, are forward looking statements. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company’s control. Some of the important factors that could cause the company’s actual results to differ materially from those projected in any such forward-looking statements are: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting products based on biotechnology and, in general, for products for the agriculture industry; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect demand as well as availability of products for the agriculture industry; ability to protect and enforce the company’s intellectual property rights; successful integration of acquired businesses and separation of underperforming or non-strategic assets or businesses; and risks related to the agreement entered on December 11, 2015, with The Dow Chemical Company pursuant to which the companies have agreed to effect an all-stock merger of equals, including the completion of the proposed transaction on anticipated terms and timing, the ability to fully and timely realize the expected benefits of the proposed transaction and risks related to the intended business separations contemplated to occur after the completion of the proposed transaction. The company undertakes no duty to update any forward-looking statements as a result of future developments or new information. 2 khatton D:20160303103846-05'00'3/3/2016 8:38:46 PM --------------------------------------------29

Agriculture Segment Pioneer, Crop Protection - Overview • Achieve cost savings and operating earnings commitments Deliver the new product pipeline Close the merger, plan for synergies and prepare for intended separations* Fungicides 7% Herbicides 10% • • Corn seeds 46% Insecticides 14% • Extend germplasm leadership and drive biotech pipeline Deliver one new, innovative compound to crop protection pipeline annually, on average Leverage integrated product offers across leading go-to-market models Grow in core markets of NA, Brazil and Europe; expand in targeted emerging markets Other seeds 8% • Soybean seeds 15% • • Asia Pacific 9% Latin America 15% • • • Sales: $9,798 Segment operating earnings: $1,646 Segment operating earnings margin:17% U.S. & Canada 55% EMEA 21% 3 * Subject to approval of DowDuPont board. khatton D:20160303103833-05'00'3/3/2016 8:38:33 PM --------------------------------------------29 2015 Results ($ in millions) Regions Growth Strategies Priorities Major Product Groups

Ag Co: World-Leading, Comprehensive Agriculture Business Most Comprehensive and Diverse Seed and Crop Protection Portfolio • World’s leading production agriculture business with most comprehensive, balanced and diverse seed and crop protection portfolio with exceptional opportunity for growth Rich history and sustainable commitment to production agriculture focused on delivering solutions to growers around the world Robust innovation pipeline of germplasm, biotech traits and crop protection technologies that enable the delivery of a broader suite of stronger products to the market Enhanced scale and multiple routes-to-market allow broader reach of complementary offerings and enable deeper customer intimacy that will drive increased grower productivity and profitability globally • • • 1. This product is fully approved in the U.S. and Canada. Traits included in these products may or may not be approved in all global markets. 23 khatton D:20160303103734-05'00'3/3/2016 8:37:34 PM --------------------------------------------29 Other Emerging Technologies Herbicides Pyroxsulam Sulfonylureas Insecticides Indoxacarb Crop Protection Fungicides Picoxystrobin Seed BrandsTraits 1 Advanced Technologies Specialty Insect Control Portfolio Germplasm / Traits Combines Portfolios of Leading Products With Strong Capabilities Driving Future growth

Disclaimer Important Information About the Transaction and Where to Find It Important Information About the Transaction and Where to Find It In connection with the proposed transaction, on March 1, 2016 DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary materials filed on March 1, 2016 and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following: Dow DuPont 2030 Dow Center 974 Centre Road Midland, MI 48674 Wilmington, DE 19805 Attention: Investor Relations Attention: Investor Relations +1 989-636-1463 +1 302-774-4994 Participants in the Solicitation Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 27, 2015 and the joint proxy statement/prospectus of Dow contained in the Form S-4, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 23, 2015 and the joint proxy statement/prospectus of DuPont contained in the Form S-4, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 28 khatton D:20160303103729-05'00'3/3/2016 8:37:29 PM --------------------------------------------29

Disclaimer Cont’d Important Information About the Transaction and Where to Find It Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “se ek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward -looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated te rms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, ear nings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty product s businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay , prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in th e financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective di rectors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont t o retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) un certainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportuni ties or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the preliminary registration statement on Form S-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the preliminary registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward lo oking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and ot her applicable laws. Third Party Information This website may contain or refer to news, commentary and other information relating to Dow, DuPont or DowDuPont generated by, or sourced from, persons or companies that are not affiliated with Dow, DuPont or DowDuPont. The author and source of any third party information and the date of its publication are clearly and prominently identified . Dow, DuPont and DowDuPont have neither sought nor obtained permission to use or quote such third party information. Dow, DuPont and DowDuPont have not assisted in the preparation of the third party information, cannot guarantee the accuracy, timeliness, completeness or availability of the th ird party information, and do not explicitly or implicitly endorse or approve such information. 29 khatton D:20160303103720-05'00'3/3/2016 8:37:20 PM --------------------------------------------29